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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          STAR TELECOMMUNICATIONS, INC.
                                    (ISSUER)

                          COMMON STOCK, $.001 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                    854923109
                                 (CUSIP NUMBER)

                             GOTEL INVESTMENTS LTD.
                          c/o BARRY L. GUTERMAN, ESQ.
                       1875 CENTURY PARK EAST, SUITE 1500
                           LOS ANGELES, CA 90067-2516
                            TELEPHONE: (310) 551-1400
            (NAME, ADDRESS AND TELEPHONE NUMBER OF AUTHORIZED PERSON
                    TO RECEIVE NOTICES AND COMMUNICATIONS.)

Check the following if a fee is being paid with this statement / /.
If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                   854923109
                                 (CUSIP Number)

(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION NOS.
         OF ABOVE PERSONS:

         Gotel Investments Ltd.

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: WC

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e):/ /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: -0-

(8)      SHARED VOTING POWER: 30,000,000

(9)      SOLE DISPOSITIVE POWER:   -0-

(10)     SHARED DISPOSITIVE POWER: 30,000,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,000,000

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES: / /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 44.28%

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

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                                   854923109
                                 (CUSIP Number)

(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:

         Global Investments Trust

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: AF

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e):/ /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         Isle of Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH  REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: -0-

(8)      SHARED VOTING POWER: 30,000,000

(9)      SOLE DISPOSITIVE POWER:   -0-

(10)     SHARED DISPOSITIVE POWER: 30,000,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,000,000

(12)     CHECK IF THE AGGREGATE AMOUNT IN  ROW (11) EXCLUDES CERTAIN SHARES:/ /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.28%

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): OO

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                                   854923109
                                 (CUSIP Number)

(1)      NAMES OF REPORTING PERSONS.
         S.S. OR I.R.S. IDENTIFICATION
         NOS. OF ABOVE PERSONS:

         Intertrust (Guernsey) Limited, Channel Islands

(2)      CHECK THE APPROPRIATE BOX IF A MEMBER OF  A GROUP.

                  (a) /X/
                  (b)

(3)      SEC USE ONLY

(4)      SOURCE OF FUNDS: AF

(5)      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e):/ /

(6)      CITIZENSHIP OR PLACE OF ORGANIZATION:

         Isle of Guernsey, Channel Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

(7)      SOLE VOTING POWER: -0-

(8)      SHARED VOTING POWER: 30,000,000

(9)      SOLE DISPOSITIVE POWER:   -0-

(10)     SHARED DISPOSITIVE POWER: 30,000,000

(11)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
         30,000,000

(12)     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES:/ /

(13)     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 44.28%

(14)     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS): 00

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                                   854923109
                                 (CUSIP Number)

Item 1(a). SECURITY AND NAME OF ISSUER:

                  Three (3) Warrants, 10,000,000 shares, each, to purchase the $.001 par value Common Stock of STAR Telecommunications, Inc.
("Warrants"), 223 East De La Guerra Street, Santa Barbara, California 93101.

Item 2.    IDENTITY AND BACKGROUND OF FILING PERSONS:

                  The persons filing this Form SC 13D are Gotel Investments Ltd. ("Gotel"), Atlantic Chambers, Waterfront Drive, Road Town, Tortola, British Virgin Islands; Global Investment Trust ("GIT"), Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands; and Intertrust (Guernsey) Limited ("Intertrust"), Francis House, Sir Williams Place, St. Peter Port, Guernsey, Channel Islands. Gotel, GIT and Intertrust are hereinafter sometimes individually and collectively referred to as the "Filing Persons."

                  Gotel purchases, holds for investment and sells publicly-traded securities and non-publicly-traded securities, primarily in the telecommunications and Internet industries. GIT is a trust formed under the laws of the Island of Guernsey. Intertrust is the sole trustee of GIT and, in such capacity, owner of all of the issued and outstanding capital stock of Gotel.

                  During the last five years, none of the Filing Persons has been convicted in a criminal proceeding. During the last five years, none of the Filing Persons was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:

                  The funds used by the Gotel to acquire the Warrants for shares of Common Stock were derived from assets of Gotel.

Item 4.    PURPOSE OF TRANSACTION:

                  Gotel acquired the Warrants for investment purposes only and, except as provided below, does not presently have any plans or proposals which relate to or would result in the realization of any of items (a) through (j) or
Item 4 of the Instructions to Schedule 13D.

                  In connection with the Warrants, Gotel has the right to appoint two members to the Company's Board of Directors. Gotel has requested that the Company

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                                   854923109
                                 (CUSIP Number)

appoint Alan I. Rothenberg and Stephen Carroll as members to its Board.

Item 5.  INTEREST IN SECURITIES:

                (a) Amount Beneficially Owned: 30,000,000

                (b) Percent of Class: 44.28%
                    [based on 67,784,985 shares of Common Stock as set forth on page 54 of the Company's Registration Statement on Form S-1, file number 333-55192].

                (c) Number of shares as to which such person has:

                  (i) sole power to vote or to direct the vote:  -0-
                 (ii) shared power to vote or to direct the vote: 30,000,000
                (iii) sole power to dispose or to direct the disposition of: -0-
                 (iv) shared power to dispose or to direct the disposition of:
                      30,000,000

                Gotel acquired the Warrants as of February 5, 2001.
Reference is hereby made to Section II.4 of the Purchase Agreement dated as of Feburary 5, 2001, by and between Gotel Investments Ltd. and the Company, whereby the parties agreed that unless the Company obtains the approval of its stockholders in accordance with the corporate laws of the State of Delaware and the applicable laws of NASDAQ, no more than 19.9% of the Company's outstanding shares may be issued and sold pursuant to the Warrants.

Item 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS WITH RESPECT TO ISSUER:

                Joint Reporting Statement

Item 7.  MATERIAL TO BE FILED AS EXHIBITS

                The Filing Persons filed as exhibits the following:

                Exhibit 1:    Joint Reporting Statement

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                                  SIGNATURE

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 14, 2001                     By: /s/ WALTER STRESEMANN
                                               ---------------------------------
                                               Walter Stresemann, Director of
                                               Gotel Investments Ltd.